June 2011 Pricing Sheet dated June 24, 2011 relating to Preliminary Terms No. 41 dated May 31, 2011 Registration Statement No. 333-155535 Filed pursuant to Rule 433

STRUCTURED INVESTMENTS
Opportunities in U.S. and International Equities

Capped Equity-Linked Partial Principal at Risk Securities Based on a Basket of Exchange Traded Funds due June 29, 2017
Based on the Performance of a Basket of Three Exchange Traded Funds

PRICING TERMS — JUNE 24, 2011
Issuer:	JPMorgan Chase & Co.
Maturity date:	June 29, 2017, subject to adjustment for certain market disruption events and as described under “Description of Securities — Payment at Maturity” in the accompanying product supplement no. MS-14-A-I
Aggregate principal amount:	$4,367,020
Basket:	Basket component	Bloomberg ticker symbol	Basket component weighting	Initial value
	Shares of the SPDR® S&P® 500 ETF Trust (the “SPY Shares”)	SPY	1/3	$126.81
	Shares of the iShares® MSCI EAFE Index Fund (the “EFA Shares”)	EFA	1/3	$57.10
	Shares of the iShares® MSCI Emerging Markets Index Fund (the “EEM Shares”)	EEM	1/3	$45.50
We refer to the SPY Shares, the EFA Shares and the EEM Shares collectively as the basket components.
Payment at maturity:	If the final basket value is greater than the initial basket value:
$10 + supplemental redemption amount, subject to the maximum payment at maturity

If the final basket value is less than or equal to the initial basket value:
$10 × (final basket value / initial basket value), subject to the minimum payment amount

If the final basket value is less than the initial basket value, your payment at maturity will be less than the stated principal amount of $10 per security by an amount that is proportionate to the percentage depreciation of the basket. However, under no circumstances will the payment due at maturity be less than the minimum payment amount of $9 per security.
Supplemental redemption amount:	(i) $10 times (ii) the basket percent change times (iii) the participation rate
Minimum payment amount:	$9 per security
Participation rate:	100%
Maximum payment at maturity:	$16.25 (162.50% of the stated principal amount) per security.
Basket percent change:	(final basket value – initial basket value) / initial basket value
Initial basket value:	Set equal to 100 on the pricing date
Final basket value:	The basket closing value on the valuation date
Basket closing value:	The basket closing value on the valuation date will be calculated as follows:
100 × [1 + sum of (basket component percent change of each basket component × basket component weighting of each such basket component)]
Basket component percent change:	On the valuation date, the basket component percent change for each basket component is equal to the share percent change for such basket component on the valuation date. See “Fact Sheet” in the preliminary terms for more information.
Valuation date:	June 26, 2017, subject to adjustment for non-trading days or certain market disruption events, as described under “Description of Securities — Postponement of a Calculation Date” in the accompanying product supplement no. MS-14-A-I
Stated principal amount:	$10 per security
Issue price:	$10 per security (see “Commissions and issue price” below)
Pricing date:	June 24, 2011
Original issue date:	June 29, 2011 (3 business days after the pricing date)
CUSIP / ISIN:	46634X187/ US46634X1871
Listing:	The securities will not be listed on any securities exchange.
Agent:	J.P. Morgan Securities LLC (“JPMS”)
Commissions and issue price:	Price to Public(1)(2)	Fees and Commissions(2)(3)	Proceeds to Issuer
Per Security	$10.00	$0.35	$9.65
Total	$4,367,020.00	$152,845.70	$4,214,174.30

(1)	The price to the public includes the estimated cost of hedging our obligations under the securities through one or more of our affiliates, which includes our affiliates’ expected cost of providing such hedge as well as the profit our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. For additional related information, please see “Use of Proceeds and Hedging” beginning on PS-25 of the accompanying product supplement no. MS-14-A-I.

(2)	The actual price to public and commissions for a particular investor may be reduced for volume purchase discounts depending on the aggregate amount of securities purchased by that investor. The lowest price payable by an investor is $9.925 per security. Please see “Syndicate Information” on page 6 of the accompanying preliminary terms for further details.

(3)	JPMS, acting as agent for JPMorgan Chase & Co., received a commission of $0.35 per security and used all of that commission to allow selling concessions to Morgan Stanley Smith Barney LLC. See “Underwriting (Conflicts of Interest)” beginning on page PS-73 of the accompanying product supplement no. MS-14-A-I.

The securities are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

YOU SHOULD READ THIS DOCUMENT TOGETHER WITH THE PRELIMINARY TERMS DESCRIBING THIS OFFERING AND THE RELATED PRODUCT SUPPLEMENT NO. MS-14-A-I, PROSPECTUS SUPPLEMENT AND PROSPECTUS, EACH OF WHICH CAN BE ACCESSED VIA THE HYPERLINKS BELOW.

Preliminary Terms No. 41 dated May 31, 2011: http://www.sec.gov/Archives/edgar/data/19617/000089109211003660/e43830fwp.pdf
Product supplement no. MS-14-A-I dated May 31, 2011: http://www.sec.gov/Archives/edgar/data/19617/000089109211003601/e43822-424b2.pdf
Prospectus supplement dated November 21, 2008: http://www.sec.gov/Archives/edgar/data/19617/000089109208005661/e33600_424b2.pdf
Prospectus dated November 21, 2008:
http://www.sec.gov/Archives/edgar/data/19617/000089109208005658/e33655_424b2.pdf

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling toll-free (800) 869-3326.